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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: October 20, 2005

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

GOLDWEDGE PROJECT: INITIAL GRAVITY RECOVERY TESTS RETURN 90.9% GOLD.

DRILL PROGRAM UNDERWAY.

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, SEPTEMBER 29, 2005, ROYAL STANDARD MINERALS INC. (“RSM”)

Drifting on mineralized material is progressing in conjunction with the mining and stockpiling of approximately 1,400-1,500 tons gold mineralized material on a surface pad. This material has been used for gold recovery testing. The testing is being completed at the Company’s onsite analytical laboratory. The indications are considered to be very favorable, the majority of the gold, up to 90.9%, can be recovered with gravity recovery methods. A portion of the mine run material may require a secondary grinding to achieve full liberation of the final product to optimize maximum recoveries. The best recoveries involved a grind of the mineralized material to -200 mesh. Test screen analysis of the various size fractions of run of mine material indicates that most of the gold occurs within the size fractions -1/8 inch to +200 mesh. Testing to include more screen analysis of mine run material concentrating on improving liberation of the gold of the finer size fractions is continuing.

The underground development program at Goldwedge is progressing with the development of a second crosscut “B” located north of the initial crosscut “A”. At this point more than 400 feet of development work – as well as drifting on two gold mineralized zones - have been completed since July, 2005. The current development work is concentrated on the completion of crosscut “B” followed by drifting on additional mineralized zones.

The company is also pleased to announce that an underground drilling program is underway. RSM has hired an experienced driller to operate the Company drill and several drill stations have been completed. The focus of the drilling will be to direct the mining and bulk sampling in conjunction with extensive exploration within the gold mineralized system at depth, across strike and on strike of the current development. This program will be ongoing.

RSM is an exploration and development company with advanced gold-silver projects in Nevada.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen (Qualified Person, NI-43-101) @ (775) 487-2454 or

FAX @ (775) 487-2454 Visit our website at Royal-Standard.com